02050374

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
7/31/02

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: For the month of July 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

P

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Amvescap PLC
TIDM AVZ
Headline SAR - Oxford Glycosciences
Released 11:22 4 Jul 2002
Number 1836Y

FORM SAR 3

Lodge with Company Announcements Office and the Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 4 JULY 2002

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition 3 JULY 2002

Acquisition in .... OXFORD GLYCOSCIENCES PLC .... (name of company)

(1)	Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
	ORDINARY 5P	195,000 shares	-
	-	N/A rights	-
(2)	Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
	8,455,076 (15.18%)	-	8,455,076 (15.18%)

(3) Party making disclosure............... AMVESCAP PLC ....

(4) (a) Name of person acquiring shares or rights over shares DISCRETIONARY MANAGED CLIENTS OF AMVESCAP
and, if different, beneficial owner ....

(b) Names of any other persons acting by agreement or understanding (see SAR 5)..............................

Signed, for and on behalf of the party named in (3) above........A. TULLY......

(Also print name of signatory)...........ANGELA TULLY........................

Telephone and extension number............020 7454 3652........................

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	15:59 4 Jul 2002
Number	2137Y

O G S

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Oxford GlycoSciences Plc

On 4 July 2002 the Company was informed that on 3 July 2002 Amvescap plc purchased 195,000 shares (representing 0.35% of the Company's issued share capital), bringing its total holding to 8,455,076 shares (representing 15.18% of the Company's issued share capital). The registered holders are set out below:

Vidacos Nominees Limited	6,544,970
Chase Nominees Limited	471,953
HSBC Nominees Limited	1,047,188
Northern Trust Nominees Limited	180,392
Bank of New York Nominees Limited	210,573

The Company was further advised that the above holding includes the following notifiable holdings: INVESCO Perpetual Income Fund holds 2,052,867 shares (3.69%) and INVESCO Perpetual UK Growth Fund holds 2,035,589 shares (3.66%), both registered in the name of Vidacos Nominees Limited.

Name of contact and telephone number for queries

Richard Stephens 01235 208021

Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 4 July 2002

END

Company website

Company	Amvescap PLC
TIDM	AVZ
Headline	SAR - Oxford Glycosciences
Released	11:46 8 Jul 2002
Number	3084Y

FORM SAR 3

Lodge with Company Announcements Office and the Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 8 JULY 2002

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition 5 JULY 2002

Acquisition in .... OXFORD GLYCOSCIENCES PLC .... (name of company)

(1)	Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
	ORDINARY 5P	887,832 shares	-
	-	N/A rights	-
(2)	Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
	9,424,621 (16.92%)	-	9,424,621 (16.92%)

(3) Party making disclosure............... AMVESCAP PLC ....

(4) (a) Name of person acquiring shares or rights over shares DISCRETIONARY MANAGED CLIENTS OF AMVESCAP
and, if different, beneficial owner ....

(b) Names of any other persons acting by agreement or understanding (see SAR 5)............................

Signed, for and on behalf of the party named in (3) above.......A. TULLY......

(Also print name of signatory)...........ANGELA TULLY........................

Telephone and extension number............020 7454 3652.......................

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	12:38 8 Jul 2002
Number	3145Y

O G S

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Oxford GlycoSciences Plc

On 8 July 2002 the Company was informed that on 5 July 2002 Amvescap plc purchased 887,832 shares (representing 1.59% of the Company's issued share capital), bringing its total holding to 9,424,621 shares (representing 16.92% of the Company's issued share capital). The registered holders are set out below:

Vidacos Nominees Limited	7,281,685
Chase Nominees Limited	524,079
HSBC Nominees Limited	1,088,889
Northern Trust Nominees Limited	284,644
Bank of New York Nominees Limited	245,324

The Company was further advised that the above holding includes the following notifiable holdings: INVESCO Perpetual Income Fund holds 2,226,621 shares (3.998%) and INVESCO Perpetual UK Growth Fund holds 2,306,644 shares (4.14%), both registered in the name of Vidacos Nominees Limited.

Name of contact and telephone number for queries

Richard Stephens 01235 208021

Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 8 July 2002

END

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Company	Amvescap PLC
TIDM	AVZ
Headline	SAR - Oxford Glycosciences
Released	12:00 11 Jul 2002
Number	4883Y

FORM SAR 3

Lodge with Company Announcements Office and the Panel. A copy must also be sent to the company the shares of which are acquired.

Date of disclosure 11 JULY 2002

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition 10 JULY 2002

Acquisition in .... OXFORD GLYCOSCIENCES PLC .... (name of company)

(1)	Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
	ORDINARY 5P	50,000 shares	-
	-	N/A rights	-
(2)	Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
	9,474,621 (17.01%)	-	9,474,621 (17.01%)

(3) Party making disclosure............... AMVESCAP PLC ....

(4) (a) Name of person acquiring shares or rights over shares DISCRETIONARY MANAGED CLIENTS OF AMVESCAP
and, if different, beneficial owner ....

(b) Names of any other persons acting by agreement or understanding (see SAR 5)............................

Signed, for and on behalf of the party named in (3) above.......A. TULLY.....

(Also print name of signatory)...........ANGELA TULLY.......................

Telephone and extension number............020 7454
3652.......................

Note. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	12:48 11 Jul 2002
Number	4957Y

O G S

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Oxford GlycoSciences Plc

On 11 July 2002 the Company was informed that on 10 July 2002 Amvescap plc purchased 50,000 shares (representing 0.09% of the Company's issued share capital), bringing its total holding to 9,474,621 shares (representing 17.01% of the Company's issued share capital). The registered holders are set out below:

Vidacos Nominees Limited	7,319,678
Chase Nominees Limited	526,767
HSBC Nominees Limited	1,091,040
Northern Trust Nominees Limited	148,671
Bank of New York Nominees Limited	247,116
Mellon Bank Nominees Pittsburgh	141,349

The Company was further advised that the above holding includes the following notifiable holdings: INVESCO Perpetual Income Fund holds 2,235,582 shares (4.01%) and INVESCO Perpetual UK Growth Fund holds 2,320,622 shares (4.17%), both registered in the name of Vidacos Nominees Limited.

Name of contact and telephone number for queries

Richard Stephens 01235 208021

Name of authorised company official responsible for making this notification

John Ilett – Company Secretary

Date of notification 11 July 2002

END

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Product Launch
Released	07:00 12 Jul 2002
Number	5161Y

O G S

PRESS RELEASE

For further information please contact:

Oxford GlycoSciences Plc
Dr David Ebsworth, Chief Executive Officer
Dr Stephen Parker, Chief Financial Officer
Tel: +44 (0) 1235 208000
WorldWide Web: www.ogs.com

Cystic Fibrosis Foundation Therapeutics Inc.
Allison Tobin, Director of Media Relations
Tel: +1 (301) 841-2665

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

For Immediate Release

OGS and Cystic Fibrosis Foundation Therapeutics Inc. Launch a Major Proteomics Initiative to Advance Management of Cystic Fibrosis

Oxford, UK and Bethesda, Maryland, 12 July 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) and Cystic Fibrosis Foundation Therapeutics Inc. (CFFTI), a non-profit affiliate of the US based Cystic Fibrosis Foundation, today announced a research collaboration to discover and validate serum biomarkers of cystic fibrosis (CF) and associated pulmonary complications.

OGS will apply its industrial-scale proteomics technology to analyse clinical samples collected by the University of North Carolina at Chapel Hill to identify serum proteins that predict early CF lung disease. These markers could be of particular value in monitoring infants for whom current assessment methods are limited. They could also be useful in facilitating clinical trials by optimising patient profiling and assessing disease severity and progression in response to therapeutic intervention. The results from the collaboration may also contribute to better defining CF disease mechanisms, providing insights that could lead to the identification of new drug targets.

"We believe that this project, focusing on serum biomarkers, has the potential to bring significant improvements in the management of cystic fibrosis lung diseases by overcoming some of the limitations of current diagnostics and treatments", said David Ebsworth, Ph.D., Chief Executive Officer of OGS. "This alliance with CFFTI is an important and significant addition to our proteomics discovery business."

"By collaborating with OGS and using its extensive experience in proteomics of serum biomarkers and respiratory diseases, we believe that we can accelerate the pace of clinical advances to meet CF's tremendous unmet medical need", said Robert J. Beall, Ph.D., President and CEO of the Cystic Fibrosis Foundation and CFFTI. "This research has the potential to benefit patients in two ways: by diagnosing complications sooner and by intervening earlier and more efficiently. Both may improve the quality of life of tens of thousands of CF patients worldwide."

Under the terms of the agreement, OGS retains exclusive commercial rights to databases, prognostic and diagnostic applications of biomarkers, and rights on certain applications developed outside of CF, while CFFTI retains exclusive rights to CF therapeutics and certain related applications. CFFTI could pay OGS up to $5.5 million, including an upfront technology access fee, research fees and certain discovery and validation milestone payments. In addition, each party is entitled to receive royalties from the other party on product sales in respect of that party's retained commercial rights.

- ends -

Notes to Editors

About Cystic Fibrosis

Cystic fibrosis is a life-threatening genetic disease that causes the body to produce an abnormally thick, sticky mucus, due to the faulty transport of sodium and chloride (salt) within cells lining organs such as the lungs and pancreas. CF's most common symptoms are: very salty sweat; persistent coughing, wheezing or pneumonia; poor weight gain despite healthy appetite; and bulky stools. Current treatment of CF is limited and depends upon the stage of the disease and the organs that are involved. Therapies include chest physical therapy, and antibiotics administrated intravenously, orally and by aerosol. Worldwide, approximately 70,000 individuals are affected by CF.

About OGS

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS submission for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease to European regulatory authorities is under review. Vevesca (OGT 918) is an investigational drug and has not received approval for marketing in any country.

About CFFTI

The Cystic Fibrosis Foundation Therapeutics, Inc. (CFFTI) was established by the CF Foundation as a non-profit affiliate that operates drug discovery, development and evaluation efforts. CFFTI is made up of industry and academic researchers and members of the CF Foundation Board of Trustees. Total support of CFFTI is provided by the CF Foundation. This proteomics research initiative is part of an innovative Therapeutics Development Program that spans the full spectrum of CF drug development from discovery to clinical evaluation. Matching milestone-driven awards to support CF drug discovery and development are offered to biotechnology companies and academic institutions through this program. Promising new drugs are then streamlined through clinical trial evaluations in the CF Foundation's network of specialized care centers. For more information on the CF Foundation and CFFTI, please visit www.cff.org.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Vevesca Update
Released	07:00 24 Jul 2002
Number	0233Z

OGS

For further information please contact:

Oxford GlycoSciences Plc
Dr David Ebsworth, Chief Executive Officer
Dr Chris Moyses, Chief Medical Officer
Tel: +44 (0)1235 208000
Website: www.ogs.com

UK: Financial Dynamics
Melanie Toyne-Sewell
Tel: +44 (0) 20 7269 7297

USA: Feinstein Kean
Michael Lawson
Tel: +1 (617) 761 6765

OGS Announces Decision by Ethics Committee in Israel to End Temporary Suspension of Vevesca (OGT 918) Trials

Oxford, UK, 24 July 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) has been informed that the Ethics Committee at the Shaare Zedek Medical Centre in Israel, that recommended Vevesca (OGT 918) administration be temporarily stopped in April 2002, has removed its suspension of Vevesca (OGT 918) trials after reviewing additional clinical data. Following the initial April 2002 decision at this hospital, Independent Review Boards of all other clinical study sites assessed the situation and allowed treatment at such sites to continue without interruption.

This decision is independent of the regulatory review processes for Vevesca (OGT 918) in the EU or in the US.

<ends>

This release contains forward-looking statements, such as the commercial potential and success of OGS' drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Vevesca (OGT 918) is based and uncertainties related to the regulatory process.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Product Update
Released	07:00 26 Jul 2002
Number	1530Z

O G S

For further information please contact:

Oxford GlycoSciences Plc
Dr David Ebsworth, Chief Executive Officer
Dr Chris Moyses, Chief Medical Officer
Tel: +44 (0)1235 208000
Website: www.ogs.com

UK: Financial Dynamics
Melanie Toyne-Sewell
Tel: +44 (0) 20 7831 3113

USA: Feinstein Kean
Michael Lawson
Tel: +1 (617) 761 6765

For Immediate Release

OGS Announces Positive CPMP Opinion for Zavesca™ *
for Type 1 Gaucher Disease in European Union

Oxford, UK, 26 July 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) today announced that the Committee for Proprietary Medicinal Products (CPMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) has issued a positive opinion recommending approval of Zavesca. Zavesca is an oral formulation of miglustat, a small molecule developed by OGS for the treatment of type 1 Gaucher disease, and was previously known under the trademark Vevesca.

Zavesca is indicated for the oral treatment of mild to moderate type 1 Gaucher disease. Zavesca may only be used in the treatment of patients for whom Enzyme Replacement Therapy is unsuitable. The CPMP has recommended that the Marketing Authorisation is granted under exceptional circumstances** and has requested OGS to provide follow-up safety data derived from a post-marketing surveillance programme and additional clinical information.

"We are delighted to have received this positive opinion. We began the clinical investigation of Zavesca in type 1 Gaucher disease in 1998 and have now become one of the few biotech companies in the UK to achieve this important milestone," said Chris Moyses, M.D., Chief Medical Officer of OGS. "This opinion is the result of a centralised EU procedure and Marketing Authorisation can now be expected within the next few months."

Today, OGS has also announced the signature of a binding letter of intent with Actelion Ltd setting out the conditions of a partnership to support the marketing and distribution of Zavesca in Europe (see separate announcement).

"The combination of the positive CPMP opinion for Zavesca and our partnership with Actelion puts us in a position to expedite the delivery of this novel oral therapy to patients and physicians. In our view, this decision recognises OGS' innovative drug development expertise in the field of Gaucher disease," said David Ebsworth, Ph. D., Chief Executive Officer of OGS.

Regulatory background

The CPMP opinion serves as the basis for a European Commission (EC) final approval, which is typically issued in 90 to 120 days. EC approval of the centralised application for Zavesca would result in a single marketing authorisation with unified labelling valid in all 15 European Union-Member States.

OGS submitted its marketing authorisation application to the EMEA in July 2001. Zavesca has been granted orphan medicinal product status in Europe, allowing for a ten-year marketing exclusivity period following approval.

Gaucher Disease

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher Disease with Zavesca

Zavesca has a novel mode of action as an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis – termed 'substrate reduction'.

* For commercial reasons, OGS has elected to change the trademark for this product from Vevesca to Zavesca. Zavesca will therefore be the trademark intended to be used to market miglustat when approved.

** Marketing authorisation under exceptional circumstances refers to an authorisation being granted subject to certain specific obligations, to be reviewed annually.

Note: OGS and Actelion will host a conference call for analysts today at 9.00am UK time. Please call Claire Rowell on +44 (0)20 7269 7285 for further details.

###

Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. Pending final review by the European Commission, Zavesca is an investigational drug and has not received approval for marketing in any country.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN:miglustat) is based and uncertainties related to the regulatory process.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Re Agreement
Released	07:00 26 Jul 2002
Number	1531Z

OGS

For further information please contact:

Oxford GlycoSciences Plc
Dr David Ebsworth, Chief Executive Officer

Tel: +44 (0) 1235 208000

Actelion Ltd
Roland Haefeli, Media/Investors Contact
Tel: +41 61 487 34 58
+1 650 624 693

UK: Financial Dynamics
Melanie Toyne-Sewell
Tel: +44 (0) 20 7831 3113

USA: Feinstein Kean
Michael Lawson
Tel: +1 (617) 761 6765

For Immediate Release

OGS and Actelion announce marketing and distribution partnership for Zavesca™* in Europe

Oxford, UK, and Allschwil, Switzerland, 26 July 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) and Actelion Ltd (SWX: ATLN) today announced that they have signed a binding letter of intent setting out the conditions for a European marketing and distribution partnership for Zavesca™. Zavesca is an oral formulation of miglustat, a small molecule developed by OGS for the treatment of type 1 Gaucher disease, and was previously known under the trademark Vevesca.

OGS today received a positive opinion from the Committee for Proprietary Medicinal Products (CPMP) recommending approval of Zavesca in the European Union (for details, see separate announcement). To ensure rapid availability of Zavesca to patients in need, Actelion will bring to this partnership its established clinical information, regulatory, marketing and distribution infrastructure. The company will also provide drug safety and post-marketing surveillance experience gained from the launch of its lead product Tracleer™, a dual endothelin receptor antagonist for the treatment of pulmonary arterial hypertension.

Under the terms of this partnership, which will be for an initial period of five years, OGS will remain the marketing authorisation licence holder for the drug, retaining responsibility for manufacturing and regulatory activities. Actelion will be responsible for marketing and sales activities, and will handle, jointly with OGS, the post□approval pharmacovigilance specified in the CPMP positive opinion. The partnership will be managed by a joint steering committee. This committee will also decide on further development programmes of Zavesca, which will be implemented and executed by Actelion. Actelion will book sales of Zavesca and OGS will be paid an undisclosed share of the net revenues.

Commenting on the agreement, David Ebsworth, Ph.D., Chief Executive Officer of OGS, said: "This partnership with Actelion is a major strategic benefit to OGS in its marketing plans for Zavesca. In addition to Actelion's solid regulatory and marketing infrastructure, its experience in pharmacovigilance will be invaluable to ensure the highest possible standard of patient monitoring post launch and to provide maximum benefits to clinicians and patients."

Jean-Paul Clozel, M.D., Chief Executive Officer of Actelion, added: "OGS' expertise in the Gaucher area coupled with our experience in developing, registering and marketing innovative small molecules in highly specialised settings is a powerful combination. We believe that oral Zavesca provides an important treatment option to type 1 Gaucher patients and their treating physicians. We look forward to working with the OGS team to market the product in Europe."

* For commercial reasons, OGS has elected to change the trademark for this product from Vevesca to Zavesca. Zavesca will therefore be the trademark intended to be used by OGS and Actelion to market miglustat when approved.

Note: OGS and Actelion will host a conference call for analysts today at 9.00am UK time. Please call Claire Rowell on +44 (0)20 7269 7285 for further details.

###

About Gaucher Disease
Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (GSL - a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

Treating Gaucher Disease with Zavesca
Zavesca has a novel mode of action as an oral inhibitor of glucosylceramide synthase, a key enzyme involved in GSL biosynthesis. The rationale for the use of Zavesca is to help balance the overall level of GSLs by inhibiting their production or synthesis - termed 'substrate reduction'. Pending a final decision by the European Commission, Zavesca is an investigational drug and has not received approval for marketing in any country.

About OGS
OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders.

About Actelion Ltd

Actelion Ltd is a biopharmaceutical company, with its corporate headquarters in Allschwil/Basel, Switzerland. Actelion's first drug, Tracleer™, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets Tracleer™ through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union as well as Canada and Switzerland. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium – the single layer of cells separating every blood vessel from the blood stream. Actelion focuses on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the Swiss Stock Exchange (SWX New Market ATLN).

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN:miglustat) is based and uncertainties related to the regulatory process.

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Company	Oxford Glycosciences PLC
TIDM	OGS
Headline	Holding(s) in Company
Released	15:23 30 Jul 2002
Number	3138Z

O G S

Holding in Company

By a letter received on 30 July 2002, HSBC Investment Bank plc officially informed Oxford GlycoSciences plc that:

i. at close of business on 25 July 2002, it had a notifiable interest in 1,822,557 ordinary shares of Oxford GlycoSciences plc, representing 3.27% of OGS' issued share capital; and
ii. at close of business on 26 July 2002, it no longer had a notifiable interest in the ordinary share capital of Oxford GlycoSciences plc.

Name and signature of authorised company official responsible for making this notification: John Ilett – Company Secretary

Date of notification: 30 July 2002

END

Company website

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: /s/ R Parekh

Name: Raj Parekh
Title: Chief Scientific Officer

Date: August 1, 2002